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                               November 6, 2020

       Daniel J. Hennessy
       Chairman and Chief Executive Officer
       Hennessy Capital Acquisition Corp. IV
       3415 N. Pines Way, Suite 204
       Wilson, Wyoming 83014

                                                        Re: Hennessy Capital
Acquisition Corp. IV
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed October 23,
2020
                                                            File No. 333-248923

       Dear Mr. Hennessy:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 15, 2020 letter.

       Amendment No. 1 to Registration Statement on Form S-4 filed October 23, 2020

       What interests do Hennessy Capital's current officers and directors have in the Business
       Combination?, page 9

   1. Please revise the first bullet point here, and elsewhere, to disclose the consideration paid for the Sponsor shares
and Private Placement Warrants.
       Material U.S. Federal Income Tax Considerations, page 137

   2. Please remove the disclosure that "This discussion is for informational purposes only".
 Daniel J. Hennessy
FirstName  LastNameDaniel
                  AcquisitionJ. Corp.
                                 Hennessy
Hennessy Capital                      IV
Comapany 6,
November   NameHennessy
              2020         Capital Acquisition Corp. IV
November
Page 2     6, 2020 Page 2
FirstName LastName
General

3. We note that the proxy statement/prospectus is missing information such as the Hennessy
         Capital record date and special meeting date, interests of directors and officers, and the
         Board of New Canoo. Please include this information, and any other missing information, in a pre-effective amendment.
        You may contact Kevin Stertzel, Staff Accountant, at 202-551-3723 or John Cash,
Accounting Branch Chief, at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-
551-3602 or Sherry Haywood, Staff Attorney, at 202-551-3345 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing
cc:      Michael P. Heinz